SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

News Release	July 26, 2006 at 10.00 GMT

Stora Enso Interim Review January–June 2006

Sales and operating profit broadly unchanged from first to second quarter

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that its sales and operating profit in the second quarter were broadly unchanged from the first quarter and cash flow after investing activities improved considerably. The Group’s profit improvement programme, Profit 2007, is proceeding ahead of schedule. Demand for most of the Group’s products in the second quarter was somewhat softer than in the previous quarter.

Summary of Second Quarter Results (compared with Q1/2006)

•	Sales were EUR 3 616.3 (EUR 3 607.7) million.

•	Operating profit was EUR 182.2 (EUR 194.1) million excluding non-recurring items.

•	Profit before tax was EUR 53.2 (EUR 210.9) million excluding non-recurring items; the difference is due mainly to unrealised fair valuation items (non-cash) in net financial items (negative EUR 71.9 million in the second quarter vs. positive EUR 32.8 million in the first quarter).

•	Earnings per share were EUR 0.05 (EUR 0.20) excluding non-recurring items. Cash earnings per share were EUR 0.39 (EUR 0.54) excluding non-recurring items.

•	Cash flow after investing activities increased to EUR 299.6 (EUR 120.9) million.

Markets

In Europe market demand in most of the Group’s products was stronger than a year ago, driven by economic growth and rising advertising and direct marketing expenditure, although somewhat weaker than in the previous quarter.

Market demand for newsprint was healthy in Europe and stronger than a year ago and in the previous quarter. Demand for uncoated magazine paper was considerably stronger than last year, but coated magazine paper demand stagnated, partly due to substitution by uncoated magazine paper grades. Market demand was weaker than in the previous quarter in all magazine paper grades. Publication paper prices were similar to the previous quarter and higher than a year ago, especially in newsprint.

Demand in the European fine paper market was stronger than a year ago but weaker than in the previous quarter. Uncoated fine paper prices firmed up slightly during the quarter, whereas coated fine paper prices remained stable. Market demand for packaging boards remained unchanged from the previous quarter and was higher than a year ago. Some price increases were implemented, primarily in industrial packaging boards.

Market demand for wood products was satisfactory. Constrained supply due to tight raw material availability firmed up the market and enabled some price increases in sawn goods.

In North America market demand for all publication paper grades was weaker than a year earlier but virtually unchanged on the previous quarter. Newsprint prices were higher than a year ago and marginally higher than in the first quarter. Magazine paper prices were similar to a year ago and also the previous quarter. Market demand for coated fine paper in the second quarter was higher than a year ago and similar to the previous quarter. Prices rose slightly during the period.

In Asia demand for coated fine paper was stronger than in the first quarter and prices were stable.

Stora Enso Deliveries and Inventories

Paper and board deliveries totalled 3 578 000 tonnes, which is 41 000 tonnes less than the previous quarter’s 3 619 000 tonnes. Production decreased by 175 000 tonnes from the previous quarter’s 3 751 000 tonnes to 3 576 000 tonnes due to divestment of Grycksbo Mill, maintenance stoppages, a slowing in orders, especially in coated magazine paper, and the illegal strike at the Finnish Mills. Paper and board inventories decreased by 2 000 tonnes in the second quarter.

Deliveries of wood products totalled 1 746 000 m3, which was 183 000 m3 more than the previous quarter’s 1 563 000 m3. Wood product inventories decreased by 74 000 m3 in the second quarter.

Key Figures

EUR million	2004	2005	Q1–Q2/055)	Q1–Q2/06	Q2/055)	Q1/06	Q2/06
Sales	12 395.8	13 187.5	6 332.2	7 224.0	3 187.3	3 607.7	3 616.3
EBITDA1)2)	1 508.4	1 487.4	687.2	914.5	298.4	463.3	451.2
Operating profit2)4)	426.7	357.5	130.4	376.3	17.7	194.1	182.2
Non-recurring items (operational)	369.7	-451.4	-12.0	-16.5	-12.0	-23.2	6.7
Operating margin2)4), %	3.4	2.7	2.1	5.2	0.6	5.4	5.0
Operating profit4)	796.4	-93.9	118.4	359.8	5.7	170.9	188.9
Net financial items6)	-106.0	-151.6	-77.7	-34.0	-34.6	115.2	-149.2
Profit before tax and minority interests2)4)	359.6	273.1	83.7	264.1	0.1	210.9	53.2
Profit before tax and minority interests4)	729.3	-178.3	71.7	377.6	-11.9	317.7	59.9
Net profit for the period4)	747.8	-126.3	51.4	267.3	-8.6	226.4	40.9

EPS2), Basic, EUR	0.25	0.28	0.07	0.25	0.00	0.20	0.05
EPS, Basic, EUR	0.89	-0.16	0.06	0.33	-0.01	0.29	0.05
CEPS2)3), EUR	1.67	1.70	0.76	0.93	0.35	0.54	0.39
ROCE2), %	3.0	3.1	2.4	6.3	0.6	6.5	6.1

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares
4)	The comparative figures exclude goodwill amortisation of EUR 90.3 million for 2004
5)	The impact of the 7-week labour dispute in Finland in 2005 distorts comparison of the year-on-year figures
6)	See separate table Net Financial Items below

January–June 2006 Results (compared with the same period in 2005)

The impact of the 7-week labour dispute in Finland in 2005 distorts comparison of the year-on-year figures.

Sales at EUR 7 224.0 million were 14.1% higher than in the first half of 2005, mainly due to the impact of the Schneidersöhne acquisition, increased prices, especially in newsprint, and increased deliveries in Fine Paper and Packaging Boards.

Operating profit excluding non-recurring items increased by EUR 245.9 million to EUR 376.3 million and was higher in all segments, although the impact of the labour dispute in Finland in 2005 distorts the comparison.

The standstill at Port Hawkesbury Mill in Canada burdened operating profit by approximately EUR 30 million of potential lost profit. The mill remains at a standstill until a new energy agreement has been reached, despite approval of the new labour contract.

In general, the price increases achieved since the start of the year have broadly offset cost increases, so the improvement in profit for the first six months in 2006 is largely due to the impact of the Profit 2007 programme (adjusted by approximately EUR 150 million for the impact of the 2005 labour dispute).

Profit before taxes and minority interests excluding non-recurring items increased by EUR 180.4 million to EUR 264.1 million, and earnings per share excluding non-recurring items increased by EUR 0.18 to EUR 0.25. Earnings per share including non-recurring items were EUR 0.33 (EUR 0.06).

Second Quarter Results (compared with Q1/2006)

Sales at EUR 3 616.3 million were similar to the previous quarter’s EUR 3 607.7 million. Deliveries decreased in Fine Paper due to the sale of Grycksbo Mill, and were unchanged in Publication Paper and Packaging Boards.

Operating profit excluding non-recurring items decreased by 6.1% to EUR 182.2 (EUR 194.1) million, which is 5.0% of sales. The main reasons for the decrease in profitability were a slight reduction in deliveries, especially in coated magazine paper, the illegal strike at the Finnish mills in May (EUR -9 million impact) and slightly higher maintenance-related stoppages. Operating profit decreased in all product segments except in Wood Products. The standstill at Port Hawkesbury Mill in Canada continued and approximately EUR 15 million of potential profit was lost in the quarter. The mill remains at a standstill until a new energy agreement has been reached, despite approval of the new labour contract. Weakening of the US dollar did not have any material impact on Group operating profit.

Operating profit includes a positive non-cash effect of EUR 17.6 million from the fair valuation of share-based compensation. It is reported under other operations.

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There were two unrelated non-recurring items with a net impact of EUR 6.7 million on operating profit: EUR -11.0 million related to the signing of the agreement to divest Pankakoski Mill in Finland as part of the previously announced Asset Performance Review and EUR 17.7 million due to changes in Stora Enso’s Finnish unemployment insurance provisions. The divestment of Celbi Mill is expected to be completed during the third quarter.

The share of associated company results amounted to EUR 20.2 (EUR 31.6) million; the main contribution was from the forest-holding associates in Sweden and Finland.

Net Financial Items

EUR million	Q2/2005	Q1/2006	Q2/2006
Interest income, deposits	5.7	4.8	5.0
Interest expenses, borrowings	-58.9	-66.5	-70.1
Interest rate swaps (incl. TRS interest)	10.5	17.5	5.4
Capitalised interest	2.5	—	—

Net Interest Expense	-40.2	-44.2	-59.7

Foreign Exchange Gains and Losses	11.2	-7.0	-11.1

Other Financial Items, of which	-5.6	166.4	-78.4
Capital gains, listed shares	4.9	136.7	—
Unrealised fair valuation of option hedges (TRS)	-5.8	41.7	-61.2
Unrealised fair valuation of other financial items	-7.1	-8.9	-10.7
Other items	2.4	-3.1	-6.5

Net Financial Items Total	-34.6	115.2	-149.2

Stora Enso utilises Total Return Swaps (TRS) to partially hedge the exposure to changes in the share price of synthetic options granted under the option programmes for Management, which are settled with cash payments. While these TRS instruments allow the Group to partially stabilise the future cash flows related to the settlement of outstanding synthetic options, they expose the Group to certain market risks. The TRS instruments do not qualify for hedge accounting; therefore periodic changes to their fair value are recorded in the income statement.

Net financial items were EUR -149.2 (positive EUR 115.2 including a non-recurring capital gain of EUR 130.0 million) million. Net interest increased to EUR -59.7 (EUR -44.2) million. The increase was mainly due to the higher interest rates in the net debt portfolio (EUR 4.0 million impact) and the interest rate swap income of EUR 8.6 million in the previous quarter related to the hedges for the employee option programmes (Total Return Swaps, “TRS”).

Net foreign exchange losses on borrowings, currency derivatives and bank accounts were EUR 11.1 (EUR 7.0) million.

Other financial items decreased to EUR -78.4 million (positive EUR 166.4 million including a non-recurring capital gain of EUR 130.0 million), mainly due to EUR -71.9 (positive EUR 32.8) million of unrealised changes in fair values of financial instruments, including TRS. The change in TRS fair value is closely related to the price of Stora Enso R shares. This and other unrealised fair value changes are non-cash items.

Profit before tax amounted to EUR 53.2 (EUR 210.9) million excluding non-recurring items, the difference is due mainly to unrealised fair valuation items (non-cash) in net financial items (negative EUR 71.9 million in the second quarter vs. positive EUR 32.8 million in the first quarter).

Net taxes totalled EUR -19.0 (EUR -91.3) million, leaving a net profit for the quarter of EUR 40.9 (EUR 226.4) million. The cumulative tax-rate for the first six months was 29.2%.

The profit attributable to minority shareholders was EUR 2.3 (EUR 1.4) million, leaving a profit of EUR 38.6 million attributable to Company shareholders.

Earnings per share were EUR 0.05 (EUR 0.20) excluding non-recurring items. Earnings per share including non-recurring items were EUR 0.05 (EUR 0.29). Cash earnings per share were EUR 0.39 (EUR 0.54) excluding non-recurring items. Earnings per share were impacted by EUR -0.05 due to non-cash fair valuations, of which EUR 0.02 came from the fair valuation of share-based compensation and EUR -0.07 from unrealised changes in fair values of financial instruments.

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The return on capital employed was 6.1% (6.5%) excluding non-recurring items. Capital employed was EUR 11 786.5 million on 30 June 2006, a net decrease of EUR 165.0 million. Capital employed decreased mainly due to low capital expenditure, translation differences and the sale of Grycksbo Mill. Operating working capital was unchanged.

Capital Structure

EUR million	31 Dec 05	30 Jun 05	31 Mar 06	30 Jun 06
Fixed assets	11 616.8	11 146.3	11 454.3	11 200.6
Operative working capital	2 333.0	2 151.2	2 509.6	2 537.0
Long-term interest-free items, net	-571.9	-653.9	-676.7	-657.0

Operating Capital Total	13 377.9	12 643.6	13 287.2	13 080.6

Net tax liabilities	-1 274.8	-1 370.6	-1 335.7	-1 294.1

Capital Employed	12 103.1	11 273.0	11 951.5	11 786.5

Associated companies	719.9	644.1	754.7	762.2

Total	12 823.0	11 917.1	12 706.2	12 548.7

Shareholders’ equity	7 645.3	7 483.3	7 497.6	7 529.6
Minority interest	93.6	94.1	93.0	91.6
Net interest-bearing liabilities	5 084.1	4 339.7	5 115.6	4 927.5

Financing Total	12 823.0	11 917.1	12 706.2	12 548.7

Financing

Cash flow from operations was EUR 406.9 (EUR 288.6) million and cash flow after investing activities EUR 299.6 (EUR 120.9) million.

At the end of the period, interest-bearing net liabilities were EUR 4 927.5 million, a decrease of EUR 188.1 million due to strong cash flow and translation differences. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.0 billion.

Shareholders’ equity amounted to EUR 7 529.6 million or EUR 9.55 (EUR 9.51) per share, compared with the market capitalisation on the Helsinki Stock Exchange on 30 June 2006 of EUR 8.6 billion.

The debt/equity ratio at 30 June 2006 was 0.65 (0.68). The currency effect on equity was EUR -3.1 million net of the hedging of equity translation risks.

Cash Flow

EUR million	2005	Q2/05	Q1/06	Q2/06
Operating profit	-93.9	5.7	170.9	188.9
Adjustments	1 439.4	287.6	307.6	249.6
Change in working capital	-288.5	82.5	-189.9	-31.6

Cash Flow from Operations	1 057.0	375.8	288.6	406.9
Capital Expenditure	-1 145.3	-251.9	-167.7	-107.3

Cash Flow after Investing Activities	-88.3	123.9	120.9	299.6

Capital Expenditure for the first half of 2006

Capital expenditure for the first half of 2006 totalled EUR 275.0 million. The Group maintains its capital expenditure target for 2006 of EUR 800 million, which would be less than depreciation for the year that is estimated at approximately EUR 1.1 billion.

The main projects during the first six months were the new boiler at Hylte Mill (EUR 19.8 million), the Skoghall Energy 2005 project (EUR 17.2 million), the completion of the new paper machine 12 at Kvarnsveden Mill (EUR 16.0 million), the plantation project at Guangxi, China (EUR 13.0 million) and rebuilding paper machine 64 at Whiting Mill (EUR 10.8 million).

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Second Quarter Events

April

Stora Enso’s subsidiary Corenso United Oy Ltd signed an agreement with Foshan Huaxin Packaging Co., Ltd. to purchase the assets of its core manufacturing plant in Nanhai, Foshan in Guangdong Province. Corenso will relocate the production to a new core manufacturing plant with an annual capacity of 20 000 tonnes in Sanshui, Foshan, which will start production in 2007. The transaction was completed during the second quarter of 2006.

Stora Enso signed an agreement with Shandong Huatai Paper to form an equity joint-venture company in publication paper. The total investment is estimated to be approximately USD 100 million (EUR 83 million) of which Stora Enso’s share is 60%. The joint venture’s paper machine at Dongying in Shandong Province, with a planned annual capacity of up to 200 000 tonnes, is expected to start up in late 2007, subject to the issuing of permits. Its output will be suitable for the growing SC paper market in China.

Stora Enso offered to sell for cash additional notes due 2016 that are fully fungible with the new notes offered in the Exchange Offer launched in March 2006. The maturity of the USD 207 938 000 additional 10-year notes, which pay a coupon of 6.404%, is 15 April 2016. The additional notes and the new notes have an aggregate principal amount of USD 507 928 000. The Group also offered to sell for cash 30-year notes in a separate tranche. This 30-year issue was upsized from USD 250 000 000 to USD 300 000 000 due to strong demand. The maturity of these notes, which pay a coupon of 7.250%, is 15 April 2036.

May

There was a two-day illegal strike by the Finnish Paper Workers’ Union throughout the Finnish paper industry in protest against personnel reductions. All Stora Enso’s Finnish pulp, paper and board mills except Pankakoski Mill were shut down due to the strike, which cost Stora Enso about EUR 9 million in lost operating profit, including shutting down and starting up, and some 33 000 tonnes of lost production.

Stora Enso decided to build its third corrugated packaging plant in Russia, at Lukhovitsy, some 130 km southeast of Moscow. The annual production capacity of the plant, which will employ some 175 people, will be 150 million m2 of corrugated board. The capital expenditure is estimated at EUR 54 million. Construction of the plant will begin in September 2006, with production starting up in the first quarter of 2008.

June

Stora Enso signed an agreement to sell Celulose Beira Industrial (Celbi) SA, its main asset being Celbi Pulp Mill in Portugal, to Altri, a Portuguese company with steel, pulp and paper operations. The sales price of Celbi’s equity is EUR 428 million and the company has no debt. The Group will record a capital gain of approximately EUR 170 million on completion of the sale. The transaction is expected to be completed in the third quarter of 2006.

Stora Enso signed a new loan agreement with International Finance Corporation (IFC) increasing its loan facility to USD 300 million. The loan will be used to finance Stora Enso’s current operations and future investments in China.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA.

Following the 2004 inspections, on 5 April 2006 Stora Enso received from the Finnish Competition Authority a request for a response concerning alleged price collaboration and exchange of information between forest companies in connection with the purchasing of timber in Finland from 1997 to 2004. Stora Enso has investigated the matter and gave its response by 22 June 2006 as requested.

No provision has been made in Stora Enso’s accounting for the above-mentioned investigations and lawsuits.

Share Capital

The Annual General Meeting (AGM) of Stora Enso Oyj on 21 March 2006 authorised the Board to repurchase and dispose of not more than 17 700 000 A shares and 60 100 000 R shares in the Company. There were no repurchases during the second quarter.

During the quarter a total of 401 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 15 June 2006.

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During the quarter the Company allocated 5 996 repurchased R shares under the terms of the Stora Enso North America Option Plan.

On 30 June 2006 Stora Enso had 178 105 067 A shares and 611 433 432 R shares in issue, of which the Company held no A shares and 956 598 R shares with a nominal value of EUR 1.6 million. The holding represents 0.12% of the Company’s share capital and 0.04% of the voting rights.

Events after the Period

On 21 July Stora Enso signed an agreement to sell its Pankakoski Mill in Finland to an international group of investors led by Dr Dermot Smurfit and including Lansdowne Capital Limited. The debt-free sales price is EUR 20 million, subject to closing date adjustments, and the Group’s interest-bearing net liabilities will decrease by the same amount. The Group has recorded a capital loss of EUR 11.0 million as a provision in its second quarter 2006 results.

Profit 2007 and Asset Performance Review (APR) Programmes

Stora Enso’s Profit 2007 profit improvement programme is proceeding ahead of schedule and the target of an improvement of EUR 300 million in annual pre-tax profit from mid 2007 onwards is expected to be exceeded.

The APR process is proceeding according to plan and the mills placed under scrutiny are being evaluated with reference to their financial performance and strategic fit within the Group. Decisions about the future of the mills under scrutiny will be announced no later than in conjunction with the third quarter results.

Near-term Outlook

In Europe the gradually improving economic conditions and advertising expenditure are expected to support the publication paper market in a positive way. Good market demand for fine paper is anticipated in the third quarter. The market for packaging boards is expected to remain stable. In wood products the outlook for the construction and joinery industries, the main market segments, remains stable in all major markets except the USA, where a slowdown in housing starts is predicted.

In North America modest market demand is anticipated in newsprint and coated magazine paper. The market for uncoated magazine paper is forecast to improve somewhat in the third quarter. The coated fine paper market is expected to remain good.

The general price outlook is stable. Price increases have been announced in Europe for uncoated fine paper and in North America for coated fine paper reels. Some further price increases for sawn goods are forecast.

Whilst the outlook for the Group’s products is generally positive, the trend towards higher energy prices and interest rates, and concerns over recent geopolitical events may create a more unpredictable operating environment for the Group going forward.

Port Hawkesbury Mill in Canada is expected to remain at a standstill until the Group reaches a new agreement with the local energy company.

This report is unaudited.

Helsinki, 26 July 2006

Stora Enso Oyj

Board of Directors

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Segments

Publication Paper

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Change % Q2/Q1
Sales	4 675.9	1 104.4	1 125.3	1 166.0	1 280.2	1 171.0	1 145.2	-2.2
Operating profit*	193.3	21.6	31.5	67.9	72.3	70.3	55.3	-21.3
% of sales	4.1	2.0	2.8	5.8	5.6	6.0	4.8
ROOC, %**	4.4	2.0	2.8	5.9	6.4	6.3	5.1
Deliveries, 1 000 t	7 008	1 685	1 708	1 734	1 881	1 666	1 662	-0.2
Production, 1 000 t	7 087	1 759	1 587	1 849	1 892	1 717	1 674	-2.5

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 145.2 million, down 2% on the previous quarter due to the weaker US dollar and lower coated magazine paper sales. Operating profit was EUR 55.3 million, down 21% on the previous quarter mainly due to unfavourable currency trends, the illegal strike in Finland and somewhat greater maintenance during the quarter. Profits continued to be burdened by the ongoing standstill at Port Hawkesbury Mill in Canada. The mill remains at a standstill until a new energy agreement has been reached, despite approval of the new labour contract.

In Europe demand for uncoated magazine paper was considerably stronger than a year ago, whereas demand for newsprint was slightly stronger and demand for coated magazine paper more or less unchanged. Market demand was stronger than in the previous quarter in newsprint but weaker in all magazine paper grades. Producer inventories increased; customer inventories were low. Prices were higher than a year ago, especially in newsprint, but similar to the previous quarter in all grades.

In North America market demand for all publication paper grades was weaker than a year earlier but virtually unchanged on the previous quarter. Uncoated magazine paper suffered from supply shortages. Inventories were stable. Prices were higher than a year ago in newsprint, but unchanged in uncoated and coated magazine paper. Prices for all publication paper grades were similar to the previous quarter.

Fine Paper

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Change % Q2/Q1
Sales	2 690.3	708.7	618.3	625.4	737.9	776.3	738.9	-4.8
Operating profit*	62.2	48.1	-13.6	-1.2	28.9	52.7	46.3	-12.1
% of sales	2.3	6.8	-2.2	-0.2	3.9	6.8	6.3
ROOC, %**	2.2	6.8	-1.9	-0.2	4.2	7.6	6.7
Deliveries, 1 000 t	3 521	960	808	811	942	994	945	-4.9
Production, 1 000 t	3 554	943	715	914	982	1 029	944	-8.3

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 738.9 million, down 5% on the previous quarter due to the sale of Grycksbo Mill in Sweden. Operating profit was EUR 46.3 million, down 12% on the previous quarter due to maintenance standstills and the illegal strike in Finland.

Demand in the European fine paper market was stronger than a year ago but weaker than in the previous quarter. Stora Enso’s shipments were lower than in the first quarter following the Grycksbo Mill divestment. Uncoated fine paper prices increased slightly, whereas coated fine paper prices were stable. Inventories were normal at the end of the quarter.

In North America demand for coated fine paper was good. The Group’s deliveries outpaced the market growth in North America. Market demand during the second quarter was similar to the previous quarter and stronger than a year earlier. Inventories were normal. Coated fine paper prices increased slightly.

In Asia demand for coated fine paper was stronger than in the first quarter and prices were stable.

Merchants

Sales were EUR 452.6 million, down 9% on the previous quarter mainly due to seasonally lower volumes. Operating profit was EUR 2.9 million, down 70% on the previous quarter due to lower volumes and margins, start-up costs in new countries and some further restructuring costs from the ongoing programme. Integration of the recent acquisitions is on track and the expected synergies are being achieved.

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Packaging Boards

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Change % Q2/Q1
Sales	3 190.2	794.5	768.2	788.7	838.8	869.0	881.8	1.5
Operating profit*	220.0	72.0	11.9	73.5	62.6	99.5	70.8	-28.8
% of sales	6.9	9.1	1.5	9.3	7.5	11.4	8.0
ROOC, %**	7.3	9.3	1.5	9.6	8.3	13.4	9.6
Deliveries, 1 000 t	3 621	929	873	890	929	959	971	1.3
Production, 1 000 t	3 678	1 002	715	1 009	952	1 005	958	-4.7

*	Excluding non-recurring items and goodwill amortisation ** ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 881.8 million, up slightly on the previous quarter due to higher sales volumes. Operating profit was EUR 70.8 million, down 29% on the previous quarter mainly due to lower production volumes, higher fixed costs and the illegal strike in Finland.

Market demand was unchanged on the previous quarter and higher than a year ago. Some price increases were implemented, mainly in industrial packaging boards and US dollar markets.

Wood Products

EUR million	2005	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Change % Q2/Q1
Sales	1 588.3	366.9	433.7	398.0	389.7	377.1	437.8	16.1
Operating profit*	-3.1	-4.0	9.9	-1.8	-7.2	3.8	14.9	n/m
% of sales	-0.2	-1.1	2.3	-0.5	-1.8	1.0	3.4
ROOC, %**	-0.5	-2.3	5.5	-1.0	-4.2	2.3	8.8
Deliveries, 1 000 m3	6 741	1 541	1 855	1 639	1 706	1 563	1 746	11.7

*	Excluding non-recurring items and goodwill amortisation **ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 437.8 million, up 16% on the previous quarter due to the seasonal variation in production and invoicing volumes. Operating profit was EUR 14.9 million, up EUR 11.1 million on the previous quarter mainly due to cost savings and higher sales prices that compensated for higher raw material costs.

Demand was satisfactory in Europe, Asia, North Africa and the Middle East due to seasonal strength in building activity. Reduced raw material supplies allowed producers to increase prices. In Japan the seasonal surge in construction kept demand and prices stable or rising, but continuing currency weakness offset some of the price increases. In the USA prices decreased as housing starts declined.

Wood Supply

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.4 million m3, down 3% on the previous quarter mainly due the illegal strike at the Finnish mills in May and seasonal factors at Nordic mills.

Short-fibre stocks remained stable. Coniferous pulpwood stocks decreased, but improvements in market supplies in Finland and Sweden are encouraging. Wood supply improved slightly in Continental Europe, but remained tight in Estonia.

8(16)

Financials

Key Ratios

	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06
Earnings per share (basic), EUR	0.07	-0.01	0.08	-0.31	-0.16	0.29	0.05
Earnings per share excl. non-recurring items, EUR	0.07	0.00	0.08	0.13	0.28	0.20	0.05
Cash earnings per share (CEPS), EUR	0.41	0.35	0.44	0.42	1.62	0.63	0.39
CEPS excl. non-recurring items, EUR	0.41	0.35	0.44	0.50	1.70	0.54	0.39

Return on capital employed (ROCE), %	4.1	0.2	3.7	-10.7	-0.8	5.7	6.4
ROCE excl. non-recurring items, %	4.1	0.6	3.7	4.1	3.1	6.5	6.1
Return on equity (ROE), %	3.0	-0.4	3.5	-12.6	-1.6	11.8	2.1
Debt/equity ratio	0.51	0.58	0.62	0.66	0.66	0.68	0.65
Equity per share, EUR	9.46	9.46	9.67	9.70	9.70	9.51	9.55
Equity ratio, %	45.8	45.0	43.2	42.8	42.8	42.0	43.2

Operating profit, % of sales	3.6	0.2	3.3	-8.8	-0.7	4.7	5.2
Operating profit excl. non-recurring items, % of sales	3.6	0.6	3.3	3.3	2.7	5.4	5.0
Capital expenditure, EUR million	356.6	253.0	256.3	279.4	1 145.3	167.7	107.3
Capital expenditure, % of sales	11.3	7.9	8.0	7.7	8.7	4.6	3.0
Capital employed, EUR million	11 119	11 273	11 740	12 103	12 103	11 952	11 786
Interest-bearing net liabilities, EUR million	3 928	4 340	4 699	5 084	5 084	5 116	4 928

Average number of employees	44 870	45 670	46 418	46 166	46 166	46 056	46 051
Average number of shares (million) periodic	816.3	800.0	790.5	788.6	798.7	788.6	788.6
cumulative	816.3	808.1	802.1	798.7	798.7	788.6	788.6
cumulative, diluted	816.9	808.7	802.6	799.2	799.2	789.1	789.1

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 05	30 Jun 06	31 Dec 05	30 Jun 06
SEK	9.3885	9.2385	9.2824	9.3238
USD	1.1797	1.2713	1.2446	1.2299
GBP	0.6853	0.6921	0.6839	0.6873
CAD	1.3725	1.4132	1.5087	1.3997

Condensed Consolidated Income Statement

EUR million	2005	Q1–Q2/2005	Q1–Q2/2006
Sales	13 187.5	6 332.2	7 224.0
Other operating income	80.1	21.4	93.8
Materials and services	-7 232.3	-3 473.2	-3 946.2
Freight and sales commissions	-1 493.0	-714.1	-870.7
Personnel expenses	-2 216.6	-1 074.0	-1 156.6
Other operating expenses	-991.9	-405.1	-446.2
Depreciation and impairment	-1 427.7	-568.8	-538.3

Operating Profit	-93.9	118.4	359.8
Share of results of associated companies	67.2	31.0	51.8
Net financial items	-151.6	-77.7	-34.0

Profit before Tax	-178.3	71.7	377.6
Income tax	52.0	-20.3	-110.3

Net Profit for the Period	-126.3	51.4	267.3

Attributable to:
Company shareholders	-130.0	48.5	263.6
Minority interests	3.7	2.9	3.7

	-126.3	51.4	267.3

Key Ratios
Basic earnings per share, EUR	-0.16	0.06	0.33
Diluted earnings per share, EUR	-0.16	0.06	0.33

9(16)

Condensed Consolidated Cash Flow Statement

EUR million	2005	Q1–Q2/2005	Q1–Q2/2006
Cash Flow from Operating Activities
Operating profit	-93.9	118.4	359.8
Adjustments	1 439.4	572.5	557.2
Change in net working capital	-288.5	-153.5	-221.5
Change in short-term interest-bearing receivables	9.8	82.2	54.8

Cash Flow Generated by Operations	1 066.8	619.6	750.3
Net financial items	-108.2	-39.7	-127.2
Income taxes paid	-209.0	-173.6	-72.6

Net Cash Provided by Operating Activities	749.6	406.3	550.5

Cash Flow from Investing Activities
Acquisitions of Group companies	-323.9	-79.7	-8.5
Acquisitions of associated companies	-55.7	-25.5	0.0
Proceeds from sale of fixed assets and shares	104.9	17.1	214.2
Capital expenditure	-1 145.3	-609.6	-275.0
Proceeds from the long-term receivables, net	98.3	-0.6	-17.0

Net Cash Used in Investing Activities	-1 321.7	-698.3	-86.3

Cash Flow from Financing Activities
Change in long-term liabilities	671.3	792.5	124.4
Change in short-term borrowings	665.6	169.1	-275.7
Dividends paid	-365.3	-365.3	-354.9
Minority dividends	-0.3	-1.7	-1.1
Options exercised	0.0	0.0	-1.6
Purchase of own shares	-344.6	-315.6	0.0

Net Cash Used in Financing Activities	626.7	279.0	-508.9

Net Increase in Cash and Cash Equivalents	54.6	-13.0	-44.7
Cash and bank in acquired companies	10.3	4.6	0.7
Cash and bank in sold companies	0.0	0.0	-0.7
Translation differences on cash holdings	12.2	5.1	-7.3
Cash and bank at the beginning of period	274.3	274.3	351.4

Cash and Cash Equivalents at Period End	351.4	271.0	299.4

10(16)

Condensed Consolidated Balance Sheet

EUR million		31 Dec 05	30 Jun 05	30 Jun 06
Assets

Fixed and Other Long-term Assets
Fixed assets	O	11 092.7	10 946.7	10 601.5
Biological assets	O	76.8	65.0	77.8
Emission rights	O	43.7	—	118.4
Investment in associated companies		719.9	644.1	762.2
Listed securities	I	211.6	237.5	78.3
Unlisted shares	O	403.6	134.6	402.9
Non-current loan receivables	I	127.6	229.8	145.9
Deferred tax assets	T	72.2	23.0	67.0
Other non-current assets	O	269.4	243.2	264.3

		13 017.5	12 523.9	12 518.3

Current Assets
Inventories	O	2 150.5	1 816.0	2 145.8
Tax receivables	T	108.5	167.8	109.7
Operative receivables	O	2 157.9	1 834.8	2 257.1
Interest-bearing receivables	I	309.2	218.1	309.2
Cash and cash equivalents	I	351.4	271.0	299.4

		5 077.5	4 307.7	5 121.2

Total Assets		18 095.0	16 831.6	17 639.5

Shareholders’ Equity and Liabilities

Shareholders’ equity		7 645.3	7 483.3	7 529.6
Minority interests		93.6	94.1	91.6

Total Equity		7 738.9	7 577.4	7 621.2

Long-term Liabilities
Pension provisions	O	494.0	665.1	502.4
Other provisions	O	142.6	59.9	161.9
Deferred tax liabilities	T	1 076.2	1 135.0	1 111.1
Long-term debt	I	4 353.9	4 010.7	4 324.2
Long-term operative liabilities	O	204.7	172.1	257.0

		6 271.4	6 042.8	6 356.6

Current Liabilities
Current portion of long-term debt	I	385.0	369.3	584.8
Interest-bearing liabilities	I	1 345.0	916.1	851.3
Operative liabilities	O	1 975.4	1 499.6	1 865.9
Tax liabilities	T	379.3	426.4	359.7

		4 084.7	3 211.4	3 661.7

Total Liabilities		10 356.1	9 254.2	10 018.3

Total Shareholders’ Equity and Liabilities		18 095.0	16 831.6	17 639.5

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

11(16)

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.7	7 952.9
Repurchase of Stora Enso Oyj shares	—	—	-198.6	—	—	—	-198.6
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	0.3	—	—	—	—	1.6
Net profit for the period	—	—	—	—	-11.7	739.7	728.0
OCI entries	—	—	—	-47.0	—	—	-47.0
Translation adjustment	—	—	—	—	-10.1	—	-10.1

Balance at 31 December 2004	1 423.3	1 009.2	-180.8	67.6	-218.9	5 950.7	8 051.1
Restatement of opening balance Effect of adopting IFRS 2	—	—	—	—	—	-14.8	-14.8

Balance at 1 January 2005 (restated)	1 423.3	1 009.2	-180.8	67.6	-218.9	5 935.9	8 036.3
Repurchase of Stora Enso Oyj shares	—	—	-344.7	—	—	—	-344.7
Cancellation of Stora Enso Oyj shares	-41.2	-224.4	265.6	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-365.3	-365.3
Buy-out of minority interests	—	—	—	—	—	-43.2	-43.2
Net profit for the period	—	—	—	—	0.2	-130.0	-129.8
OCI entries	—	—	—	400.4	—	—	400.4
Translation adjustment	—	—	—	—	91.6	—	91.6

Balance at 31 December 2005	1 382.1	784.8	-259.9	468.0	-127.1	5 397.4	7 645.3
Cancellation of Stora Enso Oyj shares	-39.9	-209.2	249.1	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-354.9	-354.9
Options exercised	—	-1.7	0.2	—	—	—	-1.5
Net profit for the period	—	—	—	—	3.2	263.6	266.8
OCI entries	—	—	—	-11.6	—	—	-11.6
Translation adjustment	—	—	—	—	-14.5	—	-14.5

Balance at 30 June 2006	1 342.2	573.9	-10.6	456.4	-138.4	5 306.1	7 529.6

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2005	Q1–Q2/2005	Q1–Q2/2006
Carrying value at 1 January	10 715.5	10 715.5	11 213.2
Acquisition of subsidiary companies	388.3	2.6	9.5
Additions	1 129.6	607.1	270.3
Additions in biological assets, IAS 41	15.7	2.5	4.7
Change in emission rights	43.7	—	74.7
Disposals	-12.5	-5.1	-63.7
Depreciation, amortisation and impairment	-1 427.7	-568.8	-538.3
Translation difference and other	360.6	257.9	-172.7

Balance Sheet Total	11 213.2	11 011.7	10 797.7

Acquisitions of Subsidiary Companies
Cash and cash equivalents	10.3	4.6	0.7
Working capital	171.4	13.3	-1.2
Operating fixed assets	274.3	2.6	2.9
Interest-bearing assets	0.0	0.0	0.0
Tax liabilities	-59.8	1.6	0.3
Interest-bearing liabilities	-274.6	-9.3	-0.6
Non-cash share exchange	-5.0	0.0	0.0
Minority interests	93.3	66.9	-0.2

Fair value of net assets	209.9	79.7	1.9
Goodwill	114.0	0.0	6.6

Total Purchase Consideration	323.9	79.7	8.5

12(16)

Borrowings

EUR million	2005	Q1–Q2/2005	Q1–Q2/2006
Non-current borrowings	4 353.9	4 010.7	4 324.2
Current borrowings	1 730.0	1 285.4	1 436.1

	6 083.9	5 296.1	5 760.3

Carrying value at 1 January	4 027.6	4 027.6	6 083.9
Debt acquired with new subsidiaries	274.6	9.3	0.6
Debt disposed with sold subsidiaries	0.0	0.0	-4.4
Proceeds from / payments of borrowings (net)	1 336.9	961.6	-151.3
Translation difference and other	444.8	297.6	-168.5

Total Borrowings	6 083.9	5 296.1	5 760.3

Commitments and Contingencies

EUR million	31 Dec 05	30 Jun 05	30 Jun 06
On Own Behalf
Pledges given	1.1	1.2	1.1
Mortgages	212.8	142.9	207.8
On Behalf of Associated Companies
Mortgages	0.8	0.8	0.8
Guarantees	359.3	309.6	355.7
On Behalf of Others
Guarantees	13.7	8.3	10.8
Other Commitments, Own
Leasing commitments, in next 12 months	34.3	31.6	35.3
Leasing commitments, after next 12 months	148.0	152.2	141.2
Pension liabilities	0.7	1.5	0.5
Other commitments	97.6	97.0	85.8

Total	868.3	745.1	839.0

Pledges given	1.1	1.2	1.1
Mortgages	213.6	143.7	208.6
Guarantees	373.0	317.9	366.5
Leasing commitments	182.3	183.8	176.5
Pension liabilities	0.7	1.5	0.5
Other commitments	97.6	97.0	85.8

Total	868.3	745.1	839.0

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 05	30 Jun 05	30 Jun 06
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	88.1	129.9	51.6	-63.8	-12.2
Interest rate options	-1.9	-0.6	1.0	-1.2	-0.2
Cross-currency swaps	-6.5	-15.1	0.0	-2.4	-2.4
Forward contracts	-30.5	-85.3	16.4	-1.5	14.9
FX options	-5.7	-17.0	10.1	-2.0	8.1
Commodity contracts	129.6	126.9	198.9	-4.2	194.7
Equity swaps	-1.8	-32.3	14.9	-36.5	-21.6

Total	171.3	106.5	292.9	-111.6	181.3

13(16)

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 05	30 Jun 05	30 Jun 06
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	620.1	617.7	100.0
Maturity 2–5 years	1 000.6	327.7	2 517.8
Maturity 6–10 years	1 738.3	1 525.8	2 318.8

	3 359.0	2 471.2	4 936.6
Interest rate options	673.8	257.7	148.1

Total	4 032.8	2 728.9	5 084.7

Foreign Exchange Derivatives
Cross-currency swap agreements	72.3	109.3	62.6
Forward contracts	2 442.1	2 304.0	1 407.2
FX Options	1 071.3	1 001.1	1 036.1

Total	3 585.7	3 414.4	2 505.9

Commodity Derivatives
Commodity contracts	391.0	448.7	558.7

Total	391.0	448.7	558.7

Equity swaps
Equity swaps	408.5	407.4	399.4

Total	408.5	407.4	399.4

Sales by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06
Publication Paper	1 104.4	1 125.3	1 166.0	1 280.2	4 675.9	1 171.0	1 145.2
Fine Paper	708.7	618.3	625.4	737.9	2 690.3	776.3	738.9
Merchants	182.1	217.4	295.2	478.5	1 173.2	496.3	452.6
Packaging Boards	794.5	768.2	788.7	838.8	3 190.2	869.0	881.8
Wood Products	366.9	433.7	398.0	389.7	1 588.3	377.1	437.8
Wood Supply	674.7	563.2	612.4	651.6	2 501.9	674.8	651.3
Other	-686.4	-538.8	-666.5	-740.6	-2 632.3	-756.8	-691.3

Total Sales	3 144.9	3 187.3	3 219.2	3 636.1	13 187.5	3 607.7	3 616.3

Operating Profit by Segment excluding Non-recurring items

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06
Publication Paper	21.6	31.5	67.9	72.3	193.3	70.3	55.3
Fine Paper	48.1	-13.6	-1.2	28.9	62.2	52.7	46.3
Merchants	2.7	1.6	0.9	-1.9	3.3	9.6	2.9
Packaging Boards	72.0	11.9	73.5	62.6	220.0	99.5	70.8
Wood Products	-4.0	9.9	-1.8	-7.2	-3.1	3.8	14.9
Wood Supply	3.1	-10.9	-0.3	-3.7	-11.8	8.9	1.3
Other	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7	-9.3

Operating Profit excl. Non-recurring Items	112.7	17.7	106.2	120.9	357.5	194.1	182.2

Non-recurring items	—	-12.0	—	-439.4	-451.4	-23.2	6.7

Operating Profit (IFRS)	112.7	5.7	106.2	-318.5	-93.9	170.9	188.9
Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2	-149.2
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6	20.2

Profit before Tax and Minority Interests	83.6	-11.9	93.0	-343.0	-178.3	317.7	59.9
Income tax expense	-23.6	3.3	-26.5	98.8	52.0	-91.3	-19.0

Net Profit	60.0	-8.6	66.5	-244.2	-126.3	226.4	40.9

14(16)

Non-recurring Items by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06
Publication Paper	—	—	—	-201.6	-201.6	-2.9	4.4
Fine Paper	—	—	—	-40.8	-40.8	-22.0	3.8
Merchants	—	—	—	-7.9	-7.9	—	—
Packaging Boards	—	—	—	-144.4	-144.4	—	-5.5
Wood Products	—	-12.0	—	-41.2	-53.2	1.7	1.2
Wood Supply	—	—	—	-3.5	-3.5	—	1.5
Other	—	—	—	—	—	—	1.3

Total Non-recurring Items	—	-12.0	—	-439.4	-451.4	-23.2	6.7

Operating Profit by Segment

EUR million	Q1/05	Q2/05	Q3/05	Q4/05	2005	Q1/06	Q2/06
Publication Paper	21.6	31.5	67.9	-129.3	-8.3	67.4	59.7
Fine Paper	48.1	-13.6	-1.2	-11.9	21.4	30.7	50.1
Merchants	2.7	1.6	0.9	-9.8	-4.6	9.6	2.9
Packaging Boards	72.0	11.9	73.5	-81.8	75.6	99.5	65.3
Wood Products	-4.0	-2.1	-1.8	-48.4	-56.3	5.5	16.1
Wood Supply	3.1	-10.9	-0.3	-7.2	-15.3	8.9	2.8
Other	-30.8	-12.7	-32.8	-30.1	-106.4	-50.7	-8.0

Operating Profit	112.7	5.7	106.2	-318.5	-93.9	170.9	188.9

Net financial items	-43.1	-34.6	-25.0	-48.9	-151.6	115.2	-149.2
Associated companies	14.0	17.0	11.8	24.4	67.2	31.6	20.2

Profit before Tax and Minority Interests	83.6	-11.9	93.0	-343.0	-178.3	317.7	59.9
Income tax expense	-23.6	3.3	-26.5	98.8	52.0	-91.3	-19.0

Net Profit	60.0	-8.6	66.5	-244.2	-126.3	226.4	40.9

15(16)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	A share	R share	A share	R share	ADRs
April	12.45	12.42	116.50	115.50	15.64
May	10.74	10.91	102.00	101.00	14.00
June	10.68	10.92	101.50	99.50	13.98

Trading Volume	Helsinki		Stockholm		New York
	A share	R share	A share	R share	ADRs
April	85 278	96 743 775	222 592	24 691 965	2 161 000
May	323 192	96 742 581	379 725	20 785 102	2 091 600
June	45 199	81 203 529	196 008	15 529 722	1 914 900

Total	453 669	274 689 885	798 325	61 006 789	6 167 500

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – September 2006	26 October 2006
Results for 2006	7 February 2007
Interim Review for January – March 2007	26 April 2007
Interim Review for January – June 2007	26 July 2007
Interim Review for January – September 2007	25 October 2007

Annual General Meeting	29 March 2007

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

16(16)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel